Exhibit 12.1
Century Aluminum Company
Ration of Earnings to Fixed Charges
(Dollars in thousands, except ratios)

	HISTORICAL					Nine months ended
	Year Ended December 31,					September 30,
	2009	2010	2011	2012	2013	2014

Earnings as Defined in Regulation S-K:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	$(150,143)	$67,546	$22,239	$(29,323)	$(39,844)	$56,988
Add:
Fixed charges	30,390	25,625	23,699	24,030	23,091	16,541
Distributed income of equity investees	1,761	—	3,056	6,622	—
Subtract:
Interest capitalized	(53)	(306)	(531)	(333)	(94)	(152)
Earnings	$(118,045)	$92,865	$48,463	$996	$(16,847)	$73,377

Fixed Charges as Defined in Regulation S-K:
Interest expensed and capitalized	$28,917	$23,540	$21,599	$21,914	$21,601	15,745
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,473	2,085	2,100	2,116	1,490	796
Total Fixed Charges	$30,390	$25,625	$23,699	$24,030	$23,091	$16,541

Ratio of Earnings to Fixed Charges	-3.88	3.62	2.04	0.04	-0.73	4.44

Dollar amount of the deficiency	148,435			23,034	39,938